Duquesne Capital Management Reconfirms Vote
Against Alpha Natural Resources’ Proposed Merger
with Foundation Coal Holdings

Considers Revised PROXY Governance Recommendation and
Updated RiskMetrics Recommendation

New York, July 28, 2009 -- Duquesne Capital Management, L.L.C. (Duquesne), the largest shareholder of Alpha Natural Resources, Inc. (ANR), reconfirmed today that it will vote against the proposed merger with Foundation Coal Holdings, Inc. (FCL). Duquesne noted that PROXY Governance, Inc., a leading proxy advisory firm, now recommends that ANR shareholders vote AGAINST the proposed merger based, in part, on the strength of Duquesne’s arguments that, among other things, the transaction will materially dilute ANR shareholders, will substantially increase balance sheet risk for ANR and will reduce ANR’s financial flexibility.

PROXY Governance’s change in recommendation is based largely on what Duquesne believes to be fundamental changes in the coal markets that have become more evident and that have developed since ANR signed the proposed merger agreement two and a half months ago. In its report, PROXY Governance observed:

When the proposed transaction was negotiated analysts noted the price seemed full but could still be justified by the economics of the various coal markets. Strong economic improvement in the metallurgical coal market since then, however – driven not only by resurgent demand from traditional buyers but by incremental demand from a Chinese steel industry which had formerly sourced this input domestically – has substantially increased Alpha’s business prospects. At the same time, weakening economic and structural trends in the thermal coal market – where 99% of Foundations projected production is directed – continue to degrade the economic opportunities Alpha would acquire in the transaction. ... When equity analysts already considered the transaction fully priced at the announcement, it becomes increasingly difficult to argue that it is in the shareholders’ best interests to pay that same price, with a strengthening currency, for a declining asset.

While RiskMetrics Group, Inc., another proxy advisory firm, has reaffirmed its prior recommendation in favor of the merger, it stated in a recent update of that recommendation that:

Duquesne has raised some valid concerns with respect to the proposed transaction. We note, however, that Duquesne waited over two months from the time of the announcement of the merger to file its first public objection to the transaction. ... While we acknowledge that Duquesne could ultimately prove correct that there has been a “structural shift” in met coal market fundamentals and that thermal coal markets would remain under pressure, and as such, the current exchange ratio is not appropriate, a revised outlook does not materially change the underlying strategic rationale for the transaction (i.e., greater earnings diversification and stability, arguably leading to multiple expansion).

In reviewing the RiskMetrics update in the context of its own voting decision, Duquesne was surprised that RiskMetrics would cite the timing of Duquesne’s decision to vote against the proposed merger as a primary factor in RiskMetrics' voting recommendation, while entirely failing to address the merits of the crucial issues of whether a structural change has occurred in the global metallurgical and US thermal coal markets, the economic relationship between those markets, and their implications upon the economics of the proposed transaction for ANR shareholders. While ANR’s board of directors made a decision to enter into the FCL deal more than two months ago – and may be stuck with that decision – ANR’s shareholders clearly are not stuck and will not be asked to vote on this proposed transaction until later this week. Duquesne believes that it is appropriate to take into account developments that occur up to the time of the actual merger vote. The revised voting recommendation of PROXY Governance – which recognizes current realities rather than what might have appeared reasonable months ago – is strong evidence of this. As PROXY Governance well put it:

We do not doubt the board’s judgment or process in seeking an appropriate transaction. We do believe, however, that shareholders should make a clear-eyed assessment of the transaction which includes the most recent structural and economic developments in the coal markets. Based on the analysis of those trends in equity analyst reports as well as the transaction specific analysis laid out by Duquesne in its SEC filings, we believe shareholders will be better served by rejecting the transaction as currently proposed.

Duquesne also believes that it would be a serious mistake for it to support the proposed transaction based on the “argument” or speculative hope that the proposed deal will lead to multiple expansion. To the contrary, Duquesne believes that it has already made a compelling and unrebutted case that the proposed transaction will destroy value for ANR shareholders through substantial economic dilution, increased financial leverage and reduced financial flexibility, because the coal price assumptions which are the foundation for the merger proposal are both unsupported and unsupportable. Accordingly, Duquesne will vote against the merger.

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Duquesne Capital Management, L.L.C., is an investment management firm with offices in New York and Pittsburgh, and provides investment management services to a small number of institutional clients. Duquesne is not accepting additional clients.

Not a Proxy Statement

This press release only reflects Duquesne Capital Management's voting decision and expresses Duquesne's reasons for that decision; it is not a proxy statement and it does not constitute a solicitation of proxies from the shareholders of Alpha Natural Resources, Inc. or Foundation Coal Holdings, Inc.

Gerald Kerner, 1 212 830 6655, of Duquesne Capital Management, L.L.C.